UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 333- 282786

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On June 24, 2025, Kandal M Venture Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Dominari Securities LLC as representative named thereof, in connection with its initial public offering (“IPO”) of 2,000,000 Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-282786) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 23, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on June 23, 2025.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy, a whistleblower policy and a clawback policy, copies of which are attached as Exhibits 99.5, 99.6 and 99.7 hereto, respectively, and incorporated herein by reference.

On June 25, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

On June 26, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.9 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement dated June 24, 2025
99.1*	Form of Code of Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5	Insider Trading Policy
99.6	Whistleblower Policy
99.7	Clawback Policy
99.8	Press Release on Pricing, dated June 25, 2025
99.9	Press Release on Closing, dated June 26, 2025

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: June 26, 2025	By:	/s/ Ducan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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